EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
The computation of Ratio of Earnings to Fixed Charges as shown on this Exhibit 12 is provided pursuant to Items 503(d) and 601(12) of Regulation S-K.

(in millions)	2014	2013	2012	2011	2010
Income (loss) before income tax benefit (expense)(A)	$(565)	$(985)	$(1,082)	$506	$388
Less: Net income attributable to non-controlling interests	40	(54)	(48)	(55)	(44)
Dividends from non-consolidated affiliates	12	13	7	4	5
Interest expense(B)	265	264	213	203	215
Debt amortization expense	49	57	46	44	38
Interest portion of rent expense(C)	20	24	21	18	19
Total earnings (loss)	$(179)	$(681)	$(843)	$720	$621

Capitalized interest	$—	$5	$9	$18	$4
Interest expense(B)	285	288	234	221	234
Debt amortization expense	49	57	46	44	38
Total fixed charges	$334	$350	$289	$283	$276

Ratio of earnings to fixed charges	—	—	—	2.54	2.25
Earnings shortfall	$(513)	$(1,031)	$(1,132)	$—	$—
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(A)    Excludes equity in income (loss) of non-consolidated affiliates.

(B)	Excludes interest expense on income tax contingencies.

(C)	Represents an estimated amount of rental expense (33%) that is deemed to be representative of the interest factor.

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